SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Castlight Health, Inc.
(Name of Issuer)

Class B Common Stock, $0.0001 par value per share
(Title of Class of Securities)

14862Q100
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 14 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14862Q100	SCHEDULE 13G/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Oak Investment Partners XII, Limited Partnership 20-4960838
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 11,955,244 Shares of Common Stock[1]
	6	SHARED VOTING POWER 0 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 11,955,244 Shares of Common Stock[1]
	8	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,955,244 Shares of Common Stock[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.0%
12	TYPE OF REPORTING PERSON PN

_______________________

1 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 37,500 shares of Class B Common Stock.

CUSIP No. 14862Q100	SCHEDULE 13G/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Oak Associates XII, LLC 20-4961045
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 11,955,244 Shares of Common Stock[2]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 11,955,244 Shares of Common Stock[2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,955,244 Shares of Common Stock[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.0%
12	TYPE OF REPORTING PERSON OO-LLC

_______________________

2 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 37,500 shares of Class B Common Stock.

CUSIP No. 14862Q100	SCHEDULE 13G/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Oak Management Corporation 06-0990851
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 11,955,244 Shares of Common Stock[3]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 11,955,244 Shares of Common Stock[3]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,955,244 Shares of Common Stock[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.0%
12	TYPE OF REPORTING PERSON CO

_______________________

3 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 37,500 shares of Class B Common Stock.

CUSIP No. 14862Q100	SCHEDULE 13G/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Bandel L. Carano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 11,955,244 Shares of Common Stock[4]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 11,955,244 Shares of Common Stock[4]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,955,244 Shares of Common Stock[4]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.0%
12	TYPE OF REPORTING PERSON IN

_______________________

4 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 37,500 shares of Class B Common Stock.

CUSIP No. 14862Q100	SCHEDULE 13G/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON Edward F. Glassmeyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 11,955,244 Shares of Common Stock[5]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 11,955,244 Shares of Common Stock[5]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,955,244 Shares of Common Stock[5]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.0%
12	TYPE OF REPORTING PERSON IN

_______________________

5 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 37,500 shares of Class B Common Stock.

CUSIP No. 14862Q100	SCHEDULE 13G/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Fredric W. Harman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 11,955,244 Shares of Common Stock[6]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 11,955,244 Shares of Common Stock[6]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,955,244 Shares of Common Stock[6]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.0%
12	TYPE OF REPORTING PERSON IN

_______________________

6 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 37,500 shares of Class B Common Stock.

CUSIP No. 14862Q100	SCHEDULE 13G/A	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON Ann H. Lamont
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 11,955,244 Shares of Common Stock[7]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 11,955,244 Shares of Common Stock[7]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,955,244 Shares of Common Stock[7]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.0%
12	TYPE OF REPORTING PERSON IN

_______________________

7 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 37,500 shares of Class B Common Stock.

CUSIP No. 14862Q100	SCHEDULE 13G/A	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON Grace A. Ames
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 11,955,244 Shares of Common Stock[8]
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 11,955,244 Shares of Common Stock[8]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,955,244 Shares of Common Stock[8]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.0%
12	TYPE OF REPORTING PERSON IN

_______________________

8 Represents 11,917,744 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock plus options to acquire 37,500 shares of Class B Common Stock.

CUSIP No. 14862Q100	SCHEDULE 13G/A	Page 10 of 14 Pages

Item 1(a).	NAME OF ISSUER
Castlight Health, Inc.

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
Two Rincon Center
121 Spear Street, Suite 300
San Francisco, CA 94105

Item 2(a).	NAME OF PERSON FILING
Oak Investment Partners XII, Limited Partnership ("Oak XII")
Oak Associates XII, LLC ("Oak Associates XII")
Oak Management Corporation ("Oak Management")
Bandel L. Carano
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont
Grace A. Ames

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
c/o Oak Management Corporation
901 Main Avenue, Suite 600
Norwalk, CT 06851

Item 2(c).	CITIZENSHIP
Please refer to Item 4 on each cover sheet for each filing person.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class B Common Stock, $0.0001 par value per share (the "Class B Common Stock")

Item 2(e).	CUSIP NUMBER
14862Q100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 14862Q100	SCHEDULE 13G/A	Page 11 of 14 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________________

Item 4.	OWNERSHIP

The information in Items 1 and 5 through 11 on the cover pages of this Schedule 13G is hereby incorporated by reference.

The approximate percentages of shares of Class B Common Stock reported as beneficially owned by the Reporting Persons are based upon approximately 40,017,764 shares of Class B Common Stock outstanding as of October 30, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015, plus 11,917,744 shares of Class B Common Stock issuable upon conversion of shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), plus 37,500 shares of Class B Common Stock described below that are issuable upon exercise by the Reporting Persons of options to acquire Class B Common Stock.

Oak Associates XII is the general partner of Oak XII. Oak Management is the manager of Oak XII. Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, and Grace A. Ames are the managing members of Oak Associates XII and, as such, may be deemed to possess shared beneficial ownership of the shares of common stock held by Oak XII.

Amounts shown as beneficially owned by each of Oak XII, Oak Associates XII, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, and Grace A. Ames include options to purchase 25,000 shares of Class B Common Stock which may be deemed to be held by Ann H. Lamont on behalf of Oak XII.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with the securities of the Issuer. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

CUSIP No. 14862Q100	SCHEDULE 13G/A	Page 12 of 14 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION

By signing below, each of the undersigned certifies that, to the best of his or its individual knowledge and belief, the securities referred to above were (i) not acquired and held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and (ii) not acquired and held in connection with, or as a participant in, any transaction having that purpose or effect.

CUSIP No. 14862Q100	SCHEDULE 13G/A	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 12, 2016

Entities: Oak Investment Partners XII, Limited Partnership Oak Associates XII, LLC Oak Management Corporation

/s/ Edward F. Glassmeyer
Name: Edward F. Glassmeyer
Title: General Partner or Managing Member or attorney-in-fact for the above-listed entities

Individuals: Bandel L. Carano Edward F. Glassmeyer Fredric W. Harman Ann H. Lamont Grace A. Ames

/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, individually and as attorney-in-fact for the above-listed individuals

CUSIP No. 14862Q100	SCHEDULE 13G/A	Page 14 of 14 Pages

INDEX TO EXHIBITS

EXHIBIT A - Joint Filing Agreement (previously filed)

EXHIBIT B - Power of Attorney (previously filed)